Filed Pursuant to Rule 433

Registration Statement (No. 333-253290-01)

Free Writing Prospectus dated March 9, 2023

KENTUCKY UTILITIES COMPANY

$400,000,000 FIRST MORTGAGE BONDS, 5.450% SERIES DUE 2033

Issuer:	Kentucky Utilities Company

Issuance Format:	SEC Registered

Trade Date:	March 9, 2023

Settlement Date:	March 20, 2023 (T+7)*

Title/Bonds:	First Mortgage Bonds, 5.450% due 2033

Principal Amount:	$400,000,000

Stated Maturity Date:	April 15, 2033

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2023

Annual Interest Rate:	5.450%

Price to Public:	99.772% of the principal amount

Benchmark Treasury:	3.50% due February 15, 2033

Benchmark Treasury Yield:	3.929%

Spread to Benchmark Treasury:	+155 basis points

Yield to Maturity:	5.479%

Optional Redemption:	Prior to January 15, 2033 (the “Par Call Date”), the Bonds will be redeemable, in whole at any time or in part from time to time, at a redemption price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the Redemption Date (assuming the Bonds matured on the Par Call Date) on a semi-annual basis at the Treasury Rate plus 25 basis points less (b) interest accrued to the Redemption Date, and (2) 100% of the principal amount of the Bonds to be redeemed, plus, in either case, accrued and unpaid interest thereon to the Redemption Date. On or after the Par Call Date, the Bonds will be redeemable at a redemption price equal to 100% of the principal amount of the Bonds being redeemed, plus accrued and unpaid interest to the Redemption Date.

Use of Proceeds:	We intend to use the net proceeds of this offering to repay short-term debt and for other general corporate purposes, which may include repayment of our $300 million borrowing under our Term Loan Credit Agreement dated July 2022. At December 31, 2022, we had $101 million of outstanding short-term debt, including commercial paper borrowings, bearing interest at a weighted average interest rate of 4.90%. The loan under the Term Loan Credit Agreement bears interest at floating rates based on the Secured Overnight Financing Rate published by the NY Federal Reserve and matures in July 2024.

CUSIP / ISIN:	491674 BN6 / US491674BN65

Joint Book-Running Managers:	Goldman Sachs & Co. LLC MUFG Securities Americas Inc. Truist Securities, Inc. Wells Fargo Securities, LLC

Co-Managers:

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

TD Securities (USA) LLC

Academy Securities, Inc.

AmeriVet Securities, Inc.

MFR Securities, Inc.

Mischler Financial Group, Inc.

Siebert Williams Shank & Co., LLC

Expected Ratings:** (Moody’s / S&P Global)	A1 (Stable) / A (Stable)

*

Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Bonds on the date hereof or the next 4 succeeding business days will be required, by virtue of the fact that the Bonds initially will settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Bonds who wish to trade the Bonds on the date hereof or the next 4 succeeding business days should consult their advisors.

**

Note: Each security rating agency has its own methodology for assigning ratings. Security ratings are not recommendations to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Capitalized terms used and not defined herein have the meanings assigned in the issuer’s Preliminary Prospectus Supplement, dated March 9, 2023.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, MUFG Securities Americas Inc. toll-free at 1-877-649-6848, Truist Securities, Inc. toll-free at 1-800-685-4786 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.